Nicole C. Brookshire
T: +1 617 937 2357	VIA EDGAR
nbrookshire@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

October 8, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Celeste M. Murphy

Kate Beukenkamp

Ivette Leon

Joseph Kempf

Re:	Criteo S.A.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 2, 2013

File No. 333-191223

Ladies and Gentlemen:

On behalf of Criteo S.A. (the “Company”), we respectfully acknowledge receipt of the comment (the “Comment”) orally transmitted by Joseph Kempf, Senior Staff Accountant, at the U.S. Securities and Exchange Commission (the “Commission”) on October 8, 2013 in respect of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have supplementally provided a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY CRITEO S.A.

October 8, 2013

Page Two

Set forth below are the Company’s response to the Comment, our transcription of which we have incorporated into this response letter for your convenience.

Critical Accounting Policies – Share Based Compensation – pages 98 and 99

We note your catalog of factors contributing to your estimate of fair value of ordinary shares underlying share based compensation beginning on page 99. With a view to improved disclosure, describe for us the factors contributing to significant changes in the fair values of the underlying ordinary shares during the periods described on page 98 through to the IPO pricing date. Please include in your disclosures significant intervening events and how those events relate to changes in the assumptions described on pages 99 to 105.

Response:

In response to the Staff’s comment, the Company intends to disclose the following conclusion in a pre-effective amendment to the Registration Statement:

In October 2013, we determined the estimated initial public offering price per share to be between $[*] and $[*] per share. The assumptions supporting the estimated initial public offering price range represented management’s best estimates and discussions between us and the underwriters, and involved complex and subjective judgments. In particular, the estimated price range took into account the recent performance and public valuation of similar companies. This included a review of the offering price and recent aftermarket performance of companies that completed initial public offerings in 2013, including a few companies that had not completed their initial public offerings at the time of our September 2013 grants. The estimated price range was also affected by, among other things, the size of this offering and the continuing significant volatility in the financial markets. The estimated initial public offering price range reflected our discussions with the underwriters and the factors above and was not determined using the methodology used by management and the third party valuation firm to value our stock as of July 2013. Because the price range was determined through discussions with the underwriters and was not determined using the methodology that management and the third party valuation firm used to value our stock in September 2013, we are not able to quantify the amount that any particular factor contributed to the determination of the estimated price range.

Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned Nicole Brookshire at (617) 937-2357.

Very truly yours,

/s/ Nicole Brookshire

Nicole C. Brookshire

CC:	Benoit Fouilland

Paul Wensel

Paul Huie

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM